UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EXCO Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

269279402
(CUSIP Number)

Douglas H. Miller
12377 Merit Drive, Suite 1700, LB 82
Dallas, Texas 75251
(214) 368-2084
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 269279402

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
Douglas H. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS OO 1
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 5,871,489 [2]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,871,489 [2]
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,871,489 [2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%[3]
14	TYPE OF REPORTING PERSON IN

1 See Item 3 below.

2  Includes 406,225 shares held for the benefit of Mr. Miller’s immediate family members in the following trusts: (i) Douglas H. Miller, Trustee, Samantha Hayes Hokanson 2005 Grantor Retained Annuity Trust, (ii) Douglas H. Miller, Trustee, Thomas Lee Miller 2005 Grantor Retained Annuity Trust, (iii) Douglas H. Miller, Trustee, Anthony Dickson Miller 2005 Grantor Retained Annuity Trust, (iv) Douglas H. Miller, Trustee, Elizabeth Brett Miller 2005 Grantor Retained Annuity Trust, (v) Douglas H. Miller, Trustee, Douglas Austin Miller 2005 Grantor Retained Annuity Trust and (vi) Douglas H. Miller, Trustee, Lana J. Miller Marital Trust.  Includes 1,308,750 shares exercisable within 60 days pursuant to two nonqualified stock option agreements and one incentive stock option agreement.  Includes 9,766 shares in Mr. Miller’s 401(k) plan.

3 Based upon 104,400,470 shares of common stock outstanding reported in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed by EXCO Resources, Inc. on August 9, 2007.

               This Amendment No. 2 on Schedule 13D/A amends and supplements the Schedule 13D originally filed by and on behalf of Douglas H. Miller with the Securities and Exchange Commission on October 16, 2006, as amended by Amendment No. 1 thereto filed on December 5, 2006 (collectively, the “Prior Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Common Stock”), of EXCO Resources, Inc., a Texas corporation (the “Issuer”). The Prior Schedule 13D is amended and supplemented as follows.

Item 1.  Security and Issuer.

            This statement relates to the Common Stock of the Issuer.  The address of the principal executive offices of the Issuer is 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251.

Item 2.  Identity and Background.

This statement is being filed by Douglas H. Miller.  His principal business address is 12377 Merit Drive, Suite 1700, LB 82, Dallas, Texas 75251. Mr. Miller is principally employed as the chairman and chief executive officer of the Issuer.  During the past five years, Mr. Miller has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D. Mr. Miller is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Miller acquired 4,552,973 shares of Common Stock that he beneficially owns on February 14, 2006 in exchange for an equal number of shares of common stock of EXCO Holdings Inc., the former parent company of the Issuer, when EXCO Holdings Inc. was merged with and into the Issuer.  Mr. Miller is deemed the beneficial owner of (i) an additional 1,308,750 shares of Common Stock subject to currently exercisable options granted to him as compensation for his service as a director and executive officer of the Issuer and, formerly, EXCO Holdings Inc., and (ii) an additional 9,766 shares of Common Stock acquired through his 401(k) plan.

Item 4.  Purpose of Transaction.

Mr. Miller acquired the shares of Common Stock for investment purposes.  Mr. Miller intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities.  Depending upon the foregoing factors or any other factors deemed relevant by Mr. Miller, Mr. Miller may acquire additional shares of Common Stock, or dispose of all or part of his shares of Common Stock, in open market transactions, privately negotiated transactions or otherwise.  Any such acquisitions or dispositions may be effected by Mr. Miller at any time without prior notice.  Mr. Miller currently serves as a director and the chairman and chief executive officer of the Issuer.  Mr. Miller may engage in communications from time to time with one or more shareholders, officers or directors of the Issuer regarding the Issuer’s operating performance, strategic direction or other matters that, if effected, could result in or relate to, among other things, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Except as described herein, Mr. Miller does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

            (a)  As of October 19, 2007, Mr. Miller was the beneficial owner of the following shares of Common Stock (percentages are based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed on August 9, 2007):

Filing Person	No. Shares of Common Stock Beneficially Owned(1)	No. Shares Underlying Options Exercisable within 60 Days	Percentage of Common Stock Beneficially Owned
Douglas H. Miller	5,871,489	1,308,750	5.6%

(1) Includes the options exercisable within 60 days shown in the option column. Includes 9,766 shares in Mr. Miller’s 401(k) plan. Includes 406,225 shares held for the benefit of Mr. Miller’s immediate family members in six trusts.

            (b)  As of October 19, 2007, Mr. Miller possessed voting and dispositive power over the following shares of Common Stock:

Douglas H. Miller
Sole power to vote or to direct the vote:	5,871,489 of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition	5,871,489 shares of Common Stock

Shared power to dispose or to direct the disposition	0 shares of Common Stock

(c)       During the past sixty days, the following transaction in the Common Stock was effected by Mr. Miller:

•

On October 19, 2007, an aggregate of 156,691 shares of Common Stock reverted back to Mr. Miller pursuant to the terms of the five grantor retained annuity trusts established for the benefit of Mr. Miller’s immediate family members.

            (d)  Not applicable.

            (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Registration Rights Agreement

               4,552,973 shares of Common Stock beneficially owned by Mr. Miller are subject to a registration rights agreement, the terms of which are summarized below:

               Overview.    All of the shares of Common Stock that were issued in exchange for shares of EXCO Holdings Inc. when EXCO Holdings Inc. was merged with and into the Issuer on February 14, 2006 are subject to the First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”).  The Registration Rights Agreement entitles the stockholders that are parties thereto to certain rights with respect to the registration of shares of Common Stock for resale under the Securities Act.

               Registrations.    Pursuant to the Registration Rights Agreement, after the Issuer’s initial public offering, all holders of unregistered shares of Common Stock who are subject to the Registration Rights Agreement can require the Issuer to register their shares in certain circumstances. In addition, at any time that the Issuer files a registration statement registering other shares, the holders of shares subject to the Registration Rights Agreement can require that the Issuer include their shares in such registration statement, subject to certain exceptions.

               On April 25, 2007, the Issuer’s Registration Statement on Form S-3 covering the resale of all of the shares of Common Stock that were subject to the Registration Rights Agreement was declared effective by the Securities and Exchange Commission.

Stock Option Agreements

               As part of the compensation arrangement as the chairman and chief executive officer of EXCO Holdings Inc., on October 5, 2005, Mr. Miller was granted options to acquire 1,705,000 shares of common stock of EXCO Holdings Inc. at an exercise price of $7.50 per share pursuant to two Nonqualified Stock Option Agreements.  The options expire on October 4, 2015.  The option shares vest in four equal installments, beginning on October 5, 2005 and thereafter annually on such date.  In connection with the merger of EXCO Holdings Inc. with and into the Issuer, the Issuer assumed the Nonqualified Stock Option Agreements, and the options to purchase shares of common stock of EXCO Holdings Inc. became options to purchase an equal number of shares of Common Stock of the Issuer.  All other terms of the Nonqualified Stock Option Agreements remain the same.

               On December 1, 2006, the Issuer granted an option to purchase 60,000 shares of Common Stock to Mr. Miller at an exercise price of $14.62 per share pursuant to an Incentive Stock Option Agreement. The option expires on December 1, 2016.  The option shares vest in four equal installments, beginning on December 1, 2006 and thereafter annually on such date.

               Except for the Registration Rights Agreement, the Nonqualified Stock Option Agreements and the Incentive Stock Option Agreement filed herewith as exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Miller or any other person with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1.

First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. (n/k/a EXCO Resources, Inc., successor by merger) and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to the Issuer’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

Exhibit 2.

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 1,655,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

Exhibit 3.

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 50,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

Exhibit 4.

Incentive Stock Option Agreement, by and between EXCO Resources, Inc. and Douglas H. Miller dated as of December 1, 2006 granting an option to purchase 60,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D/A Amendment No. 1 filed on December 5, 2006 and incorporated by reference herein.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2007	/s/ DOUGLAS H. MILLER
Douglas H. Miller

INDEX TO EXHIBITS

Exhibit Number	Description
1

First Amended and Restated Registration Rights Agreement, by and among EXCO Holdings Inc. (n/k/a EXCO Resources, Inc., successor by merger) and the Initial Holders (as defined therein), effective January 5, 2006, filed as an Exhibit to the Issuer’s Amendment No. 1 to its Form S-1 (File No. 333-129935) filed on January 6, 2006 and incorporated by reference herein.

2

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 1,655,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

3

Nonqualified Stock Option Agreement, by and between EXCO Holdings Inc. (EXCO Resources, Inc. as successor by merger) and Douglas H. Miller dated as of October 5, 2005 granting an option to purchase 50,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D filed on October 16, 2006 and incorporated by reference herein.

4

Incentive Stock Option Agreement, by and between EXCO Resources, Inc. and Douglas H. Miller dated as of December 1, 2006 granting an option to purchase 60,000 shares of Common Stock, filed as an Exhibit to Mr. Miller’s Schedule 13D/A Amendment No. 1 filed on December 5, 2006 and incorporated by reference herein.